AEGIS CAPITAL CORP.
810 Seventh Avenue
New York, New York 10019

November 18, 2013

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention: Jeffrey Riedler, Assistant Director

Re:	Ruthigen, Inc. (the “Company”) File No. 333-190476 Registration Statement on Form S-1

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations of the U.S. Securities and Exchange Commission under the Securities Act of 1933, as amended (the “Securities Act”), we, the representative of the several underwriters (the “Representative”), hereby join in the request of the Company that the effective time of the above-referenced Registration Statement be accelerated so that it will be declared effective at 4:00 p.m. Eastern Time on November 20, 2013, or as soon thereafter as practicable.

Pursuant to Rule 460 under the Securities Act, please be advised that during the period from November 7, 2013 to the date of this letter, the preliminary prospectus, dated November 6, 2013, in connection with the Registration Statement was distributed approximately as follows:

Sent to Underwriters – 70 + E-red
Sent to Dealers: 350 + E-red
Sent to Institutional Investors: 150 +E-red
Sent to Others: 0
Total: 570 + E-red

The Representative confirms on behalf of itself and the several underwriters that they have complied and will continue to comply with the requirements of Rule 15c2-8 promulgated under of the Securities Exchange Act of 1934, as amended, in connection with the above-referenced issue.

Very truly yours,

AEGIS CAPITAL CORP.

as representative of the underwriters

By:       /s/ Sam Guidetti

Name:  Sam Guidetti

Title:    Chief Compliance Officer